06004545

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48080

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2006 209 SEC MAIL PROCESSING SECTION WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2005** (MM/DD/YY) AND ENDING **12/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raike Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Towne Lake Parkway, Suite 200
(No. and Street)

Woodstock	**Georgia**	**30188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Raike, III **(770) 516-6996**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **William J. Raike, III,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Raike Financial Group, Inc.** , as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KELLY D. HANSARD
NOTARY PUBLIC
FORSYTH COUNTY, GEORGIA
MY COMMISSION EXPIRES NOVEMBER 3RD 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAIKE FINANCIAL GROUP, INC.

Financial Statements

and Supplemental Schedule

December 31, 2005 and 2004

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

Report of Independent Registered Public Accounting Firm

To the Shareholders
Raike Financial Group, Inc.:

We have audited the balance sheets of Raike Financial Group, Inc. as of December 31, 2005 and 2004, and the related statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raike Financial Group, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 14, 2006

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

RAIKE FINANCIAL GROUP, INC.

Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 941,445	873,443
Clearing deposit	125,000	125,000
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $80,317 and $73,648, respectively	55,818	14,725
Deposit on premises	150,499	-
Commissions receivable	721,982	787,550
Due from brokers	15,340	110,357
Other assets	8,850	3,537
	$ 2,018,934	$ 1,914,612
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable	$ 36,611	32,737
Commissions payable	559,221	620,615
Preferred dividends payable	30,274	30,070
Other liabilities	1,562	26,532
Total liabilities	627,668	709,954
Commitments		
Shareholders' equity:		
Series A preferred stock of $.01 par value; 5,000,000 shares authorized, 86,500 shares issued and outstanding, (liquidation value of $865,000)	865	865
Common stock of $.01 par value; 50,000,000 shares authorized; 17,941,772 shares issued	179,418	179,418
Additional paid-in capital	3,351,228	3,351,228
Accumulated deficit	(1,988,839)	(2,181,447)
Treasury stock; 300,000 and 270,000 shares, respectively	(151,406)	(145,406)
Total shareholders' equity	1,391,266	1,204,658
	$ 2,018,934	1,914,612

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Earnings

For the Years Ended December 31, 2005 and 2004

		2005	2004
Operating income:			
Commissions	$	6,810,664	6,852,882
Interest and dividends		463,289	511,848
Other fees and income		748,408	707,118
Total operating income		8,022,361	8,071,848
Operating expenses:			
Commissions to brokers		6,035,262	6,108,531
Clearing costs		175,494	202,495
Selling, general and administrative expenses		1,534,657	1,290,767
Settlements of arbitration matters		23,792	146,724
Total operating expenses		7,769,205	7,748,517
Net earnings	$	253,156	323,331
Net earnings per share, based on weighted average shares outstanding of 17,652,868 in 2005 and 17,785,919 in 2004	$	.01	.02

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Shareholders' Equity

For the Years Ended December 31, 2005 and 2004

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2003	$ 735	176,418	3,164,358	(2,448,985)	(74,250)	818,276
Proceeds from private placement stock sales	130	-	129,870	-	-	130,000
Preferred dividends	-	-	-	(55,793)	-	(55,793)
Stock award	-	3,000	57,000	-	-	60,000
Purchase of treasury stock	-	-	-	-	(71,156)	(71,156)
Net earnings	-	-	-	323,331	-	323,331
Balance at December 31, 2004	865	179,418	3,351,228	(2,181,447)	(145,406)	1,204,658
Preferred dividends	-	-	-	(60,548)	-	(60,548)
Purchase of treasury stock	-	-	-	-	(6,000)	(6,000)
Net earnings	-	-	-	253,156	-	253,156
Balance at December 31, 2005	$ 865	179,418	3,351,228	(1,988,839)	(151,406)	1,391,266

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net earnings	$	253,156	323,331
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation		7,225	10,000
Compensation expense related to stock awards		-	60,000
Change in commissions receivable		65,568	(166,330)
Change in due from brokers		95,017	(108,127)
Change in other assets		(5,313)	2,453
Change in accounts payable		3,874	(50,014)
Change in commissions payable		(61,394)	140,681
Change in other liabilities		(24,970)	(46,629)
Net cash provided by operating activities		333,163	165,365
Cash flows from investing activities:			
Purchases of furniture, fixtures and equipment		(48,318)	(3,330)
Deposit on premises		(150,499)	-
Change in certificate of deposit		-	145,188
Change in restricted cash		-	40,000
Net cash provided (used) by investing activities		(198,817)	181,858
Cash flows from financing activities:			
Repayment of advances from shareholder		-	(4,979)
Proceeds from private placement stock sales		-	130,000
Cash dividends paid on preferred stock		(60,344)	(51,272)
Purchase of treasury stock		(6,000)	(71,156)
Net cash provided (used) by financing activities		(66,344)	2,593
Net change in cash		68,002	349,816
Cash at beginning of year		873,443	523,627
Cash at end of year	$	941,445	873,443
Supplemental disclosure of cash paid for interest	$	20	96
Supplemental disclosure of non-cash financing activities:			
Issuance of stock awards	$	-	60,000
Change in preferred dividends payable	$	204	4,521

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
Raike Financial Group, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1995. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 47 states, Puerto Rico, Washington D.C. and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee-based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with Southwest Securities, Inc.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
Commissions represent transactions processed and net fees charged to customers per transaction for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Cash and Cash Equivalents
For purposes of the statements of cash flow, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. As of December 31, 2005 and 2004, the Company maintained cash balances with financial institutions and brokerage companies totaling $761,999 and $698,443, respectively, that exceeded the Federal deposit insurance limits.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Treasury Stock
Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Net Earnings Per Share

The Company is required to report net earnings per share on the face of the statement of operations with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share." During the years ended December 31, 2005 and 2004, the Company had potential common stock issuances outstanding totaling 865,000 shares related to preferred stock and warrants. However, the effect of these potential common stock issuances would be antidilutive because the exercise price is more than the fair value of the stock. The effect of these potential common stock issuances have been excluded from the computation of net earnings per share for each year. Presented below is a summary of earnings per share for the years ended December 31, 2005 and 2004:

		2005	2004
Weighted average common shares outstanding		17,652,868	17,785,919
Net earnings	$	253,156	323,331
Preferred stock dividend		(60,548)	(55,793)
Net earnings attributable to common shareholders	$	192,608	267,538
Net earnings per common share	$	.01	.02

Stock-Based Compensation

The Company sponsors a stock-based compensation plan, which is described more fully in Note 6. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. Stock-based employee compensation cost is reflected in net income only to the extent that the option price is less than the market value at the grant date. Net earnings and earnings per share would not be different if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation. During 2005 and 2004, the Company recognized no compensation expense related to this plan and there were no options granted during either year.

Additionally, during 2004 the Company awarded 300,000 shares of its common stock. Of these shares, 250,000 shares were awarded to independent contractor financial professionals for their long-term dedication and commitment to the Company. The remaining 50,000 shares were awarded to a third party that provided investor relations and other services to the Company in connection with a service agreement. The stock awards resulted in $60,000 of expense to the Company. This expense was recognized based on the fair value of the shares issued.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

(2) **Related Party Transactions**

The majority shareholder receives consulting fees in the amount of $130,000 annually. In addition, the Company pays a bonus equal to 2.5% of revenues to the majority shareholder. The majority shareholder's spouse also receives consulting fees of $120,000 annually. During the years ended December 31, 2005 and 2004, the majority shareholder earned a bonus of $200,559 and $201,796, respectively.

In 2004, the Company entered into an agreement with Pea Pod Consulting Inc., which is owned by a member of the Company's Board of Directors. This agreement calls for annual consulting fees for services related to regulatory compliance and other operational issues totaling $84,000, of which a total of $84,000 was paid during 2005 and $27,462 was paid during 2004.

(3) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $1,160,099, which was $1,060,099 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.54 to 1.

(4) **Income Taxes**

The components of income tax expense for the years ended December 31, 2005 and 2004 are as follows:

		2005	2004
Current	$	-	-
Deferred		99,446	(121,952)
Change in valuation allowance		(99,446)	121,952
	$	-	-

The difference between income tax expense computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2005 and 2004 is as follows:

		2005	2004
Pretax income at statutory rate	$	86,074	109,933
State income tax, net of federal benefit		10,126	12,933
Other		3,246	(914)
Change in valuation allowance		(99,446)	(121,952)
	$	-	-

The following summarizes the components of deferred taxes at December 31, 2005 and 2004.

		2005	2004
Deferred income tax assets:			
Operating loss carryforwards	$	431,055	521,000
Accrued expenses		-	9,500
Total gross deferred income tax assets		431,055	530,500
Less valuation allowance		(431,055)	(530,500)
Net deferred tax asset	$	-	-

During 2005 and 2004, a valuation allowance was established for the entire amount of the net deferred tax asset, as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2005, the Company had net operating loss carryforwards for tax purposes of approximately $1,134,000, which will expire beginning in 2015 if not previously utilized.

(5) **Selling, General and Administrative Expenses**

Components of selling, general and administrative expenses, which are greater than 1% of total revenues for the years, ended December 31, 2005 and 2004 are as follows:

	2005	2004
Consultant fees	$ 585,627	589,335
Compensation	237,006	254,804
Errors & omissions insurance	120,019	-
Legal and professional fees	75,968	144,065

(6) **Shareholders' Equity**

Stock Option Plan

The Company sponsors an incentive stock option plan for the benefit of certain employees in order that they might purchase Company stock at a certain price. A total of 800,000 shares of the Company's common stock are reserved for possible issuance under this plan.

There were no stock options granted during 2005 and 2004 and there were no stock options outstanding at December 31, 2005 or 2004.

Perpetual Preferred Stock

During 2004, the Company issued 13,000 shares of its Series A Preferred Stock ("Preferred Stock") for $130,000. During 2005, there was no Preferred Stock issued. The Preferred Stock pays a cumulative annual dividend of $.70 per share. Each share of Preferred Stock is convertible into five shares of common stock at the option of the holder. Each share of Preferred Stock is mandatorily convertible into five shares of common stock upon the filing of public offering registration statement or a change in control (as defined). The Company may redeem the Preferred Stock by giving 30-day's notice to the preferred stockholders for a redemption price of $10.00 per share, plus unpaid dividends through the redemption date. Upon voluntary or involuntary dissolution of the Company, the preferred stockholders will receive $10.00 per share prior to the distribution of any amounts to common shareholders. The Preferred Stock has no voting rights. As of December 31, 2005 and 2004, there were no preferred dividends in arrears.

Warrants

In connection with the issuance of the Company's Preferred Stock, the Company issued 216,250 Class A warrants and 216,250 Class B warrants. The Class A warrants allow each holder to purchase one share of common stock for $1.50 and expire on January 31, 2006 and the Class B warrants allow each holder to purchase one share of common stock for $2.50 and expire on January 31, 2007.

(7) **Employee Retirement Plan**

Effective February 1, 2003, the Company established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA). Employees who receive at least $5,000 of compensation for the calendar year are eligible to participate. The Company matches employee contributions dollar for dollar up to three percent of the employee's compensation. Total contributions for any employee are limited by certain regulations. During 2005 and 2004, the Company contributed approximately $5,000 and $7,000, respectively, to the plan.

(8) **Commitments**

During 2005 and 2004, the Company leased its office space under an operating lease agreement that expired on November 30, 2005. The Company remained in the leased office space, paying rent on a month-to-month basis in December 2005 and January 2006. Rent expense was $54,000 in 2005 and 2004.

(8) **Commitments, continued**

On July 5, 2005, the Company entered into a commercial purchase and sale agreement for the purchase of a portion of an office building. The total commitment amount for this purchase is approximately $1,252,000 of which approximately $150,000 has been paid as a deposit as of December 31, 2005. The Company occupied this new office space in January 2006. The Company intends to finance this purchase with a $1,000,000 loan with a 5-year balloon amortized on a 25-year basis. The interest rate will be determined at closing, and is based on the FHLB long term mortgage rate plus 300 basis points.

SUPPLEMENTAL

SCHEDULE

RAIKE FINANCIAL GROUP, INC.

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Computation of Net Capital:

Total shareholders' equity	$ 1,391,266
Non-allowable assets	(230,506)
Tentative net capital	1,160,760
Haircuts	-
Unsecured Debits	(661)
Net capital	1,160,099
Minimum net capital	100,000
Excess net capital	$ 1,060,099

Aggregate Indebtedness to Net Capital Ratio:

Aggregate indebtedness	$ 627,668
Net capital	$ 1,160,099
Ratio	0.54 to 1

Reconciliation with Company's computation of net capital (included in Part II of its FOCUS report as of December 31, 2005):

Net capital, as reported in Part II (unaudited) FOCUS report	$ 1,286,865
Non-allowable assets	(150,499)
Audit adjustments, net	23,733
Net capital per above	$ 1,160,099

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Board of Directors and Shareholders
Raike Financial Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Raike Financial Group, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 14, 2006